Filed Pursuant to Rule 424(b)(5)
Registration No. 333-223044

Prospectus Supplement

(To Prospectus Supplement Dated February 22, 2018

and Prospectus Supplement and Prospectus Each Dated February 15, 2018)

Enel Chile S.A.

Shares of Common Stock

Rights to Subscribe for Shares of Common Stock

This prospectus supplement of Enel Chile S.A. (“Enel Chile” or the “Company”) supplements Enel Chile’s prospectus supplements dated February 22, 2018 and February 15, 2018 (the “Prospectus Supplements”) to the prospectus dated February 15, 2018 included in the Registration Statement on Form F-3 (Registration No. 333-223044) with respect to Enel Chile’s preemptive rights offering. References to “we”, “us” and “our” are used in the manner described in the Prospectus Supplements.

We offered to our common stockholders transferable rights to subscribe for up to 10,000,000,000 new shares of our common stock in the Republic of Chile and outside of Chile. These new shares of common stock were offered by way of a preemptive rights offering, in which each existing share of our common stock entitled its holder to approximately 0.20369597066 of a transferable right (a fraction equal to the 10,000,000,000 new shares divided by the 49,092,772,762 existing shares, or approximately 0.20369597066 new shares per existing share expressed as a decimal number) to subscribe for new shares of our common stock. Each transferable right entitled the holder to subscribe for one new share of our common stock at a subscription price of Ch$82 per share.

The results of the preemptive rights offering were as follows:

•	An aggregate of 47,860,124 new shares of our common stock were subscribed for by holders of rights in the preemptive rights offering; and

•	Of the 9,952,139,876 shares of our common stock not subscribed for in the preemptive rights offering:

•	An aggregate of 7,923,600,070 new shares of our common stock were subscribed for at a subscription price of Ch$82 per share by holders of common stock and American Depositary Shares (“ADSs”) of Enel Generación Chile S.A. (“Enel Generación”) that participated in the tender by us for shares and ADSs of Enel Generación not owned by us conducted as part of a corporate reorganization; and

•	The remaining 2,028,539,806 shares of our common stock remain unissued.

The new shares of common stock subscribed for in the preemptive rights offering were issued and delivered to subscribing shareholders as they delivered the subscription price during the period from April 2, 2018 to May 25, 2018. Listing and trading in the new shares of common stock on the Santiago Stock Exchange, the Bolsa Electrónica de Chile, or the Chilean Electronic Stock Exchange, and the Bolsa de Corredores de Valparaíso, or the Valparaíso Stock Exchange, commenced on April 2, 2018.

Investing in our shares involves risks. See “Risk Factors” beginning on page S-15 of the Prospectus Supplement dated February 15, 2018.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We and our common stock have been registered with the Comisión para el Mercado Financiero (the Chilean Financial Market Commission), or the “CMF”. The CMF has not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus or the Spanish language prospectus used in Chile is truthful or complete.

The date of this prospectus supplement is May 30, 2018